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MAY 26 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-30461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2016 (Date) AND ENDING March 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 10th Floor
(No. and Street)

New York (City) NY (State) 10201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott & Guilfoyle CPAs LLP 516-775-9600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200 (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Dennis Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBN Securities, Inc. as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EKATERINI KARACOSTANTAKIS
NOTARY PUBLIC, State of New York
No. 01KA6227816
Qualified in Queens County
Commission Expires September 7, 2018

Ekaterini Karacostantakis
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FBN SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Of FBN Securities, Inc.

We have audited the accompanying statement of financial condition of FBN Securities, Inc. as of March 31, 2017 and the related notes to the financial statements. This financial statement is the responsibility of FBN Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, we well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of FBN Securities, Inc. as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
May 23, 2017

FBN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS				
Cash and cash equivalents	$	1,468,128		
Certificate of deposit		58,397		
Receivable from clearing organizations		157,798		
Receivable from customers		388,861		
Property and equipment, at cost, less accumulated depreciation and amortization of $93,053		60,196		
Deferred income tax asset		58,419		
Other assets		48,238		
TOTAL ASSETS			$	2,240,037

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses	$	539,903		
Due to Officer		500		
TOTAL LIABILITIES			$	540,403
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock, no par value, 200 shares authorized, 85 shares issued and outstanding		6,000		
Additional paid-in capital		334,406		
Retained earnings		1,641,478		
		1,981,884		
Less: 105 shares of common stock in treasury, at cost		(282,250)		
TOTAL SHAREHOLDERS' EQUITY				1,699,634
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	2,240,037

See accompanying notes to financial statements

1. LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks, bonds and options traded on various stock exchanges and consulting income from research conducted on behalf of its clients. The Company maintains offices in New York, Pennsylvania and California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are held in the ordinary course of business to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and consist of furniture, fixtures, equipment and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income.

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either March 31, 2016 or March 31, 2017.

The Company provides deferred income taxes resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Temporary differences result principally from net operating losses available, the use of accelerated depreciation, straight-lining of rent expense for financial statement purposes and the use of the cash basis for income tax purposes.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, California, Florida and Pennsylvania. Returns filed in these jurisdictions for tax years ended on or after March 31, 2014 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2017, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2017, the Company was not exposed to such risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

Through 2016, the Financial Accounting Standards Board (FASB) issued various updates ("ASU") to the FASB Accounting Standards Codification. The Company did not adopt any new accounting pronouncements during the year ended March 31, 2017 that had a material effect on the statement of financial condition.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 23, 2017, the date the financial statements were available for issuance.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

The receivable balance from the clearing organization and customers have not historically required any write-offs for credit losses and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 127,319
Leasehold improvements	6	25,930
		153,249
Less: Accumulated depreciation and amortization		93,053
Net property and equipment		$ 60,196

5. LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. As of March 31, 2017 there was no balance outstanding on the revolving line of credit.

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases an office facility under a non-cancellable operating lease in New York expiring on December 31, 2020. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. In addition, the Company rents office space in California on a month-to-month basis. Rent expense for the year ended March 31, 2017 was $368,582.

Future minimum annual lease payments under this non-cancellable operating lease for the years ending March 31 is as follows:

2018	$ 261,886
2019	261,886
2020	261,866
2021	196,414
Total	$ 982,072

A letter of credit in the amount of $58,394 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew on February 27, 2018. The letter of credit is collateralized by a certificate of deposit with a fair value at March 31, 2017 of $58,397.

7. INCOME TAXES

The Company has recorded a deferred income tax asset at March 31, 2017 of $58,419 for the expected future tax benefits discussed in note 2.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2017, the Company had net capital of $1,403,668, which was $1,367,641 in excess of its required net capital of $36,027. The Company's aggregate indebtedness to net capital ratio was .39 to 1.00.

9. 401(K) PROFIT SHARING PLAN

The Company sponsors a 401(K) profit sharing plan that covers all eligible employees. Under the 401(K) salary reduction provisions of the plan, employees may elect to defer part of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which vest immediately.